Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Commission File No.: 001-40558

Date: January 28, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

Akili Interactive to go public via SPAC

Cheddar; Between Bells

January 28, 2021

Clip

Rough Transcript: Welcome back to Between Bells. The company behind the first video game approved as a medical treatment for kids with ADHD is going public. Akili Interactive will be listed on the Nasdaq under the ticker AKLI later this year. The move is thanks to a merger with Social Capital Suvretta Holdings Corp. I. The transaction values the company at one billion dollars. Joining us now to discuss the news, Eddie Martucci, co-founder and CEO of the Akili Interactive Labs. Congrats on the merger Eddie, such a pleasure to have you. How will the transaction help the company in its efforts to re imagine medicine.

>> Thanks so much, I’m really excited to be here. Yeah, this transaction is important to us. We spent over a decade, developing this new category of medicine that is really the first medicine that’s delivered entirely through software. We spent this last decade proving out the products and setting the standard for clinical validation, meaning studying these types of entertainment and saw for products like a drug. Where we’re going now is to really fulfill our goal to get these types of products into the mainstream medicine. so we have one upper product anymore behind it and we’re looking to scale this and deliver to ideally 10’s of millions of patients that scale over the coming years.

>> Back in 2020 the Food and Drug Administration approved your video game EndeavorRX, which is used to treat ADHD in children like we mentioned.

>> Can you walk us how the game does that exactly it?

>> This is a technology that with the studied for over a decade at the University of California, San Francisco to really sophisticated technology that is designed to specifically activate the midland prefrontal cortex that’s the part of the brain that controls attention function, and what we’ve done is develop that technology which imbeds it into a product as you see that looks and feels like an action video game. What’s happening, is that every single second of the experience as someone uses this product. There’s an app underneath that’s deploying this time to designed to activate that part of the brain and leading in our clinical trials to improvements in attention the sounds pretty incredible when you realize that need to be created in the form of a video game.

>> Yeah, well when we founded the company we are really 2 big needs that we saw obviously, the first being needs and what we call cognitive health of our cognitive functioning. This is things like attention and memory and thinking. These are functional outcomes that actually haven’t been very well targeted and medicine with the way we do medicine today. But the other big need that we own this and the experience of medicine was just that it was how do patients experience their medicine, especially in brain conditions, you know areas that lead to the question. The experience of medicine is awful it’s scary, it’s cold, it’s it’s people expect really serious side effects and we felt that not only could we bring software-based medicine could fix a lot of those things we could go over the top and for the first time make medicine that in the moment of the experience was fun. so since we deliver sensory experiences or sensory stimulation. into the tablet phone like a video game was the best way to do all of those things have something that works they could engage someone and while they’re using would be the first notice and that maybe would be a little bit every month.

>> What makes this video game different from regular video games that are out there on the market?

>> It’s a great question, there’s really 3, 3, aspects to this technology that that make it pretty unique. The first is that patented technology that I was mentioning which is a unique and proprietary way to stimulate and the part of the brain controlling attention and that’s uniquely embedded into our game and not in on any other products on the market. The second big thing is that it says at the way that the technology works is it’s forcing users ,patients are using the product actually have to do tasks that that are tough, that are actually where their brain is weak and so instead of your average game that would allow you to do what’s easy for you this does just the opposite and the 3rd big thing a mechanism of the technology is that we spent years building in with well adapted algorithms and what that means is that for every single patient using the product, the second by second experience and difficulty is adapting uniquely to get patients, it’s a pretty sophisticated technology. But if you zoom out. I really this is the first and only video game that has gone through rigorous struggling to clinical is now cleared the FDA and as a prescription video game.

>> Well what’s the response been from parents and children using this video game?

>> We’re really excited. We haven’t launched the product broadly it has been available and what we’re seeing in this kind of pre launch mode you know people are people are using it they’re getting life prescriptions from there. We’re really is started to see and use metrics that are that are really strong, meaning they’re actually taking the product home there, they’re downloading it, they’re activating their remote prescription code which we had to invent and they’re able to actually use the product in their own home and we’re really excited when we see the reports come in of a how it’s helping them in their daily life and so we’re very positive on that, but the other thing that’s really and we’re seeing good prescribing behavior from doctors as well so in this pre-launch phase. We’re already up to about a 1000 different users across the country to a grand prescription for EndeavorRX put their patients and have written refills in many cases. Wow and what that tells us is that the demand for the product is I think higher now than it was even a few years ago because what we’re all living with these days is something that is putting an even higher burden on our cognitive function and it ever has before.

>> I am running out of time, but I want to ask you as you know, there’s been a surge of digital health and digital products as medical treatments, how you plan on staying competitive in this growing space?

>> Sure. Well the first phase of our life here has been staying competitive by really setting a high bar for clinical evidence and proof that the product works and how to study these products like a drug. We’re going to take the exact same level of rigor and the investment and the high science and the credibility into the market and so we have one product the program have a number what’s behind it and we’re committed to doing right by patients, which means sitting with patients, learning from patients and building a lot casting and really generational new medicine company here that can deliver to millions of patients over time.

>> I’m so intrigued by this technology. We hope you come back. Eddie Martucci Co-founder and CEO.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRX and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xviv) Akili’s expectations regarding its market opportunities and (xvv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.